UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.3)*

First Community Corporation (FCCO)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

319835104
(CUSIP Number)

12/31/2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 319835104                                                                      Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Opportunity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	261,571 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	261,571 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		261,571 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		3.45%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 261,571 shares of common stock.

CUSIP No. 319835104                                                                      Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	305,516 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	305,516 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		305,516 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.03%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 305,516 shares of common stock held by Financial Opportunity Fund LLC of which FJ Capital Management LLC is the managing member, and 69,329 shares of common stock held by managed account(s) that FJ Capital Management LLC manages.

CUSIP No. 319835104                                                                      Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	305,516 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	305,516 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		305,516 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.03%
12	TYPE OF REPORTING PERSON		IN

(1)	Consists of 261,571 shares of common stock held by Financial Opportunity Fund LLC of which FJ Capital Management LLC is the managing member, and 43,945 shares of common stock held by managed account(s) that FJ Capital Management LLC manages. Mr. Friedman is the managing member of FJ Capital Management LLC.

CUSIP No. 319835104                                                                      Page 5 of 7

Item 1(a).	Name of Issuer:

First Community Corporation (FCCO)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5455 Sunset Boulevard Lexington, SC 29072

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following Reporting Persons: Financial Opportunity Fund LLC FJ Capital Management LLC Martin S. Friedman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Financial Opportunity Fund LLC

1313 Dolley Madison Blvd., STE 306

McLean, VA 22101

FJ Capital Management, LLC

1313 Dolley Madison Blvd., STE 306

McLean, VA 22101

Martin S. Friedman

1313 Dolley Madison Blvd., STE 306

McLean, VA 22101

Item 2(c).	Citizenship:

Financial Opportunity Fund LLC and FJ Capital Management LLC – Delaware limited liability companies
Martin S. Friedman – United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:
319835104

CUSIP No. 319835104                                                                      Page 6 of 7

Item 3.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefits plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

Financial Opportunity Fund LLC – 261,571 shares FJ Capital Management LLC – 305,516 shares Martin S. Friedman – 305,516 shares

(b)	Percent of class:

Financial Opportunity Fund LLC – 3.45% FJ Capital Management LLC – 4.03% Martin S. Friedman – 4.03%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

All Reporting Persons – 0

(ii) Shared power to vote or to direct the vote

12

CUSIP No. 319835104                                                                      Page 7 of 7

Financial Opportunity Fund LLC – 261,571 shares FJ Capital Management LLC – 305,516 shares Martin S. Friedman – 305,516 shares

(iii)	Sole power to dispose or to direct the disposition of

All Reporting Persons – 0

(iv)	Shared power to dispose or to direct the disposition of

Financial Opportunity Fund LLC – 261,571 shares FJ Capital Management LLC – 305,516 shares Martin S. Friedman – 305,516 shares

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/13/2018

Financial Opportunity Fund LLC

By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

FJ CAPITAL MANAGEMENT LLC

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

/s/ Martin S. Friedman

MARTIN S. FRIEDMAN